SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                            --------------------

                                  FORM 6-K
                      Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16
                   of the Securities Exchange Act of 1934
                         For the Month of June 2004

                          -----------------------

                             ELBIT SYSTEMS LTD.
              (Translation of Registrant's Name into English)
        Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                  (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                    |X|  Form 20-F         |_|  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    |_|  Yes               |X|  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release, dated June 22, 2004.

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ELBIT SYSTEMS LTD.
                                        (Registrant)


                                        By: /s/ Ilan Pacholder
                                            ------------------------------------
                                        Name:   Ilan Pacholder
                                        Title:  Corporate Secretary

Dated:  June 23, 2004

                               EXHIBIT INDEX
                               -------------

    Exhibit No.            Description
    -----------            -----------

          1.               Press Release, dated June 22, 2004.

                                    EXHIBIT 1
                                    ---------

                  ELBIT SYSTEMS AWARDED CONTRACT FROM ISRAEL'S
                  --------------------------------------------
      MINISTRY OF SCIENCE AND TECHNOLOGY TO SUPPLY TAUVEX II SPACE CAMERA
      -------------------------------------------------------------------


                  DEVELOPED BY ELBIT SYSTEMS' SUBSIDIARY ELOP,
                  --------------------------------------------
          TAUVEX II WILL BE INSTALLED IN INDIA SPACE AGENCY'S SATELLITE
          -------------------------------------------------------------
       FOR JOINT SCIENTIFIC EXPLORATION OF GALAXIES, BY INDIA AND ISRAEL
       -----------------------------------------------------------------


Haifa, Israel, June 22, 2004 - Elbit Systems Ltd. (NASDAQ: ESLT) announced that it was awarded a contract, through its wholly owned subsidiary Elop Electro-Optics Industries Ltd. (El-Op), from the Ministry of Science and Technology and the Israel Space Agency, for the supply of "Tauvex II" (Tel Aviv University Ultra-Violet Explorer) scientific space camera. The contract was signed in a ceremony which took place on June 21, 2004 in the presence of The Minister of Science and Technology, Mr. Eliezer (Moodi) Sandberg, and Managing Director of Israel's Space Agency, Mr. Aby Har- Even.

The TAUVEX II camera will be launched into space mounted on the Indian Satellite GSAT-4, for the purpose of scientific research in exploration of the galaxies. The camera will be supplied for integration into the GSAT-4 by the end of 2005. The contract is valued at approximately $3.5 million.

The new contract follows an agreement signed in December 2003 between the Israel Space Agency and ISRO, the Indian Space Research Organization, for scientific cooperation between the two countries in the field of the astronomy in the "Ultra-Violet" spectrum.

The Minister of Science and Technology of the State of Israel, Eliezer (Moodi) Sandberg, said: "International cooperation between India and Israel in space research and exploration is an important ingredient in strengthening the strategic relations between the two countries which include cooperation in the areas of science, industry and agriculture. India and Israel hold proven space technologies and share the same vision of space research, as a vehicle to achieve national goals for the benefit of the two nations".

Haim Rousso, Elbit Systems Corporate VP and General Manager of El-Op, commented:
"We view this contract as an important step in strengthening Elbit Systems' cooperation with agencies engaged in space exploration for civilian and scientific applications worldwide. This cooperation was made possible thanks to the efforts of the Israeli Ministry of Science and Technology which creates the frameworks for these international agreements".

Tauvex II is based on a camera developed during the 1990s by El-Op and Tel Aviv University for Israel's Ministry of Science and Technology. The electro-optical space camera is for scientific exploration and comprises three "telescopes" for observation in the "ultra-violet" spectrum for astronomical research of the galaxies. Research activities, based on imagery received from the camera, will be performed jointly by academic institutions in both Israel and India.

About Elbit Systems
-------------------
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaisance ("C4ISR"), advanced electro-optic and space technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

For more about Elbit Systems, please visit our website at www.elbitsystems.com


Contacts Elbit Systems:

Company contact                          IR Contacts
---------------                          -----------
Ilan Pacholder, VP Finance&              Ehud Helft/Kenny Green
Capital Markets                          Gelbart Kahana
Tel:  972-4 831-6632                     Tel: 1-866-704-6710
Fax: 972-4 831-6659                      Fax: 972-3-607-4711
Pacholder@elbit.co.il                    ehud@gk-biz.com
                                         ---------------
                                         kenny@ gk-biz.com


STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.